EXHIBIT 8.2

Rome, [•], 2003

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

United States of America

Dear Sirs,

MERGER OF NOVUSPHARMA S.p.A. (“NOVUSPHARMA”) WITH AND INTO CELL THERAPEUTICS, INC. (“CTI”)

1.	INTRODUCTION

1.1.	We have acted as your tax advisers in Italy in connection with the merger of Novuspharma with and into CTI.

1.2.	In such capacity, we have examined copies of the documents necessary for the purpose of giving this opinion, set out in the Schedule A to this opinion (the “Schedule”).

1.3.	The following terms shall have the meaning set forth here below:

1.3.1.	The “Merger” is the merger of Novuspharma with and into CTI;

1.3.2.	The “Specified Transactions” are:

1.3.2.1.	the execution and delivery by Novuspharma and CTI of the Merger Agreement;

1.3.2.2.	the establishment by CTI of a branch (in Italian “sede secondaria”) in Italy, duly enrolled with the competent Companies’ Register (the “Italian Branch”), before the Merger becomes legally effective (the “Effective Time”);

1.3.2.3.	the execution of the Merger and the attribution, as of the Effective Time, of all the assets and liabilities owned by Novuspharma immediately before the Effective Time, to the Italian Branch; and

1.3.2.4.	the subsequent contribution of all the assets and liabilities owned by the Italian Branch to a wholly owned Italian subsidiary of CTI, having the legal form of a limited liability company (in Italian, “società a responsabilità limitata”, or “S.r.l.”, the “Italian Subsidiary”), solely in exchange for a quota of the Italian Subsidiary’s capital (the “Quota”), to be maintained in the accounting books of the Italian Branch (the “Contribution”).

1.3.3.	The “Merger Agreement” is the Agreement and Plan of Merger executed and delivered by Novuspharma and CTI on June 16, 2003.

1.4.	Capitalized terms not herein otherwise defined shall have the same meaning as in the Merger Agreement.

2.	THE MERGER

2.1.	The Merger will be executed through the fulfillment of all the procedures required by the Italian Civil Code and the General Corporation Law of the State of Delaware and the State of Washington, including the execution of the Merger Deed pursuant to Article 2504 of the Italian Civil Code, as well as the deposit of same Merger Deed with the Companies’ Register in Milan.

2.2.	As a consequence of the Merger: (i) Novuspharma shall cease to exist; (ii) the Novuspharma Ordinary Shares will be canceled and the shareholders of same Novuspharma, who have not exercised their rescission rights pursuant to Article 2437 of the Italian Civil Code, will receive as Merger Consideration a certain whole number of shares of CTI Common Stock, based on the Exchange Ratio; and (iii) all the assets and liabilities owned by Novuspharma immediately before the Effective Time shall be attributed, as of the Effective Time, to the Italian Branch.

2.3.	No fractional Shares of CTI Common Stock will be issued upon the conversion or exchange of Novuspharma Ordinary Shares. CTI, Novuspharma and the Exchange Agent shall determine suitable procedures for the treatment of fractional shares of CTI common Stock issued in respect of Novuspharma Ordinary Shares. These procedures may provide that each holder of Novuspharma Ordinary Shares issued and outstanding at the Effective Time who would otherwise be entitled to receive a fractional share of CTI Common Stock shall be entitled to purchase and/or sell in the Nuovo Mercato through an authorized intermediary a minimum number of Novuspharma Ordinary Shares for the purposes of achieving a whole number of CTI Common Stock.

3.	ASSUMPTIONS

3.1.	In giving this opinion, we have assumed that:

3.1.1.	all documents submitted to us as copy or specimen documents are conformed to their originals;

3.1.2.	all relevant documents have been validly authorized, executed and delivered by all of the parties thereto;

3.1.3.	the signatures on the originals of all documents submitted to us are genuine;

3.1.4.

neither CTI nor Novuspharma have passed a voluntarily winding-up resolution, no petition has been presented or order made by a court nor any other steps has been taken for the winding-up, dissolution, or bankruptcy declaration or for the submission to the procedures of concordato fallimentare or concordato preventivo, or equivalent procedure, and no receiver, trustee, administrator, custodian or similar officer has been appointed in relation to CTI or Novuspharma or any of their assets and revenues;

3.1.5.	there has at all time been absence of fraud and the presence of good faith on the part of all the parties to the Merger Agreement and their respective officers, employees, agents and advisers;

3.1.6.	there are no facts, documents, circumstances on matters which may be material to the opinions set out herein and which have not been disclosed to us;

3.1.7.	Novuspharma does not have any branches (in Italian “sedi secondarie”) or permanent establishments outside of Italy;

3.1.8.	there are no provisions of the laws of any jurisdiction other than Italy which would be contravened by the execution, delivery or performance of the Merger Agreement and none of the opinions expressed below will be affected by the laws (including the public policy) of any jurisdiction other than Italy;

3.1.9.	the Specified Transactions are carried out pursuant to valid business reasons and without the main purpose of obtaining tax savings otherwise not legitimate, in the meaning of Article 37-bis of Presidential Decree No. 600 of September 29, 1973;

3.1.10.	the Merger qualifies as a merger pursuant to Article 2501 and following of the Italian Civil Code and Article 25(3) of Law No. 218 of May 31, 1995 (Reform of Italian conflict of laws); and

3.1.11.	the Italian Branch will be established before the Effective Time.

3.1.12.	A request of a ruling in connection with the tax regime applicable to the Merger (the “Expected Ruling”) has been filed by Novuspharma to the Agency of Revenues, Regional Direction of Lombardy (the “Agency of Revenues”), pursuant to Article 11 of Law 212 of July 27, 2000.

3.1.13.	Novuspharma has available net operating losses for tax purposes (the “NOLs”).

4.	LAW

4.1.	This Opinion is limited to the national laws of the Republic of Italy in force at the date hereof as interpreted by Italian courts (hereinafter, the “Laws”) and is given on the basis that it will be governed by, construed in accordance with, and any liability which may arise in respect of it governed by, the Laws.

4.2.	We have made no investigation of the laws of any jurisdiction other than those of the Republic of Italy. Nothing herein shall be construed as an opinion on any matter affected by a law of any jurisdiction other than the Laws. In particular, we have made no independent investigation of the laws of the United States as a basis for the opinion stated herein and do not express, or imply, any opinion on such laws.

5.	OPINION

Based	upon and subject to the above, we are of the opinion that:

5.1.	The Italian Branch will qualify as a permanent establishment of CTI in Italy, pursuant to Articles 20(1)(e) and 113 of Presidential Decree No. 917 of December 22, 1986 (the “Income

Tax Code” or “ITC”), as well as Article 5 of the Convention for the avoidance of double taxation executed by Italy and the United States on April 17, 1984.

5.2.	No specific provisions of Italian law explicitly address the tax treatment of cross-border mergers involving an Italian corporation not resident in an EU country such as the Merger. However, subject to paragraph 6.2, below, based on the rationale of Articles 20-bis and 123 ITC and Article 2 of Legislative Decree No. 544 of December 30, 1992 (the “Decree No. 544”), as well as the rationale of private ruling No. 2002/63466 issued on September 19, 2002 by the Agency of Revenues, pursuant to Article 11 of Law 212 of July 27, 2000 (the “Private Ruling”), the Merger would not trigger any capital gain for Novuspharma, for Italian income tax purposes, provided that the assets and liabilities of Novuspharma owned immediately before the Effective Time will be attributed to the Italian Branch and will be duly registered in the Italian Branch’s accounting books as of the Effective Time. In such a case, the above mentioned assets and liabilities would maintain the same tax basis recognized to Novuspharma immediately before the Effective Time.

5.3.	Subject to paragraph 6.2, below, based on the rationale of Articles 123 and 123-bis ITC and Article 2 of the Decree No. 544, as well as the rationale of the Private Ruling, the Merger would not trigger any gain or loss for Italian income tax purposes for the Novuspharma shareholders that are tax resident in Italy. The aggregate CTI Common Stock received as Merger Consideration by each of said Novuspharma shareholders would have the same tax basis as the aggregate Novuspharma Ordinary Shares held by said Novuspharma shareholder immediately before the Effective Time and cancelled as an effect of the Merger.

5.4.	Should a Novuspharma shareholder sell Novuspharma Ordinary Shares in exchange for cash, in lieu of fractional shares, or otherwise receive cash, in lieu of fractional shares, pursuant to the procedures referred in paragraph 2.3. above, he/she/it will recognize a gain or a loss with respect to such payment of cash, measured by the difference, if any, between the amount of cash received and his/her/its tax basis in the Novuspharma Ordinary Shares sold. Certain withholdings may apply, depending on the modalities of payment.

5.5.	A Novuspharma shareholder duly exercising his/her/its dissenters’ rights to the Merger, pursuant to Article 2437 of the Italian Civil Code, and surrendering his/her/its Novuspharma Ordinary Shares will generally recognize a gain or a loss with respect to the payment received upon redemption of such Novuspharma Ordinary Shares, measured by the difference, if any, between the amount of cash received and his/her/its tax basis in the Novuspharma Ordinary Shares surrendered.

5.6.	A Novuspharma shareholder resident outside of Italy for tax purposes may be subject to tax in Italy on the capital gain realized on the exchange, based on the Exchange Ratio, of his/her/its Novuspharma Ordinary Shares into CTI Common Stock. The taxable capital gain will be equal to the positive difference, if any, between the fair market value of the CTI Common Stock received by said Novuspharma shareholder (said fair market value being equal, pursuant to Article 9 ITC, to the arithmetic average of the official prices of CTI Common Stock in the trading days comprised in the month preceding the Effective Time, or such other subsequent date in which the CTI Common Stock are deemed as received by him/her/it) and his/her/its tax basis on the Novuspharma Ordinary Shares surrendered and cancelled in the Merger. The above capital gain, however, will not be subject to tax in Italy, provided that one of the following conditions is met:

(a)

if, pursuant to Article 20(1)(f) ITC, said non resident Novuspharma shareholder never owned Novuspharma Ordinary Shares representing more than 2% of the voting rights in Novuspharma’s ordinary shareholders’ meeting or more than 5% of Novuspharma stated capital or, in any event, did not and will not dispose of Novuspharma Ordinary

Shares representing more than either of the above thresholds in any 12-month period before or after the Effective Time (or such other subsequent date in which the CTI Common Stock are deemed to have been received by him/her/it); or

(b)	said non resident Novuspharma shareholder is entitled to the benefits of a double tax treaty entered into between Italy and his/her/its country of residence providing for the exemption of capital gains in the source State and all the requirements and procedures established by said double tax treaty are duly fulfilled.

5.7.	Pursuant to Article 3(1) and 3(2) of Legislative Decree No. 358 of October 8, 1997, the Contribution can be tax neutral for Italian income tax purposes for CTI and the Italian Branch, subject to the following conditions:

(a)	the accounting value of the Quota, received by the Italian Branch as an effect of the Contribution and duly registered in the Italian Branch’s accounting books, is not higher than the aggregate tax basis that the assets and liabilities contributed to the Italian Subsidiary had immediately prior to the Contribution in the hands of the Italian Branch; and

(b)	the assets and liabilities received by the Italian Subsidiary pursuant to the Contribution are registered in the Italian Subsidiary’s accounting books for a value not exceeding, in the aggregate, the tax basis mentioned under (a), above.

6.	QUALIFICATIONS

6.1.	We express no opinion as to any accounting matters related to any of the Specified Transactions.

6.2.	The opinions expressed under paragraphs 5.2. and 5.3. above are subject to the qualification that the Private Ruling is exclusively binding for the Italian Tax Authorities as to the transaction it was issued in connection with and is not binding for the Italian Tax Authorities as to the Merger. Accordingly, it cannot be excluded that, if the Expected Ruling is not issued by the Agency of Revenue in the same terms as the Private Ruling, the Italian Tax Authorities may take the position that the Merger is a taxable event for both Novuspharma and the Novuspharma shareholders that are tax resident in Italy. In such a case, however, Novuspharma would be entitled to shelter such taxable event up to the amount of its available NOLs.

6.3.	We express no opinion as to any tax issues arising in connection with any of the Specified Transactions, except for those listed on Section 5., above.

7.	RELIANCE

7.1.	This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents referred to in the Schedule to this opinion and on the basis of the Laws in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in the Laws after the date of this opinion.

7.2.

This opinion speaks as of its date and is addressed to you solely for your benefit in connection with the Specified Transactions. It is not to be transmitted to anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent; provided that, we hereby consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 (filed by CTI with the United States Securities and

Exchange Commission. We also consent to all references to our firm in the Registration Statement and the proxy statement/prospectus constituting a part thereof under the captions “The Merger—Material Italian Tax Considerations” and “Legal Matters”. We assume no obligation to update or supplement this opinion to reflect any facts or circumstance that arise after the date of this opinion and come to our attention, or any future changes in the Laws.

7.3.	Any issue of liability connected with our rendering this opinion shall be solely subject to the substantive laws of Italy regardless of any reference to the laws of another jurisdiction pursuant to any applicable rule governing of laws. Any dispute relating to any such issue shall be subject to the exclusive jurisdiction of the Italian courts.

Yours faithfully

Gianni, Origoni, Grippo & Partners

8.	SCHEDULE

8.1.	Copy of the Merger Agreement.

8.2.	Excerpt of the Italian Companies’ Register attesting the setting up of the Italian Branch